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CANNEX COMPLETES $48.2 MILLION SUBSCRIPTION RECEIPT OFFERING AND ANNOUNCES CONDITIONAL APPROVAL TO LIST ON THE CANADIAN SECURITIES EXCHANGE

Beacon Securities Limited Leads Oversubscribed Capital Raise of $48.2 million to Fund the BrightLeaf Acquisition and Growth

Vancouver, British Columbia, March 9, 2018 – Further to its news release dated October 10, 2017, Arco Resources Corp. (NEX: ARR.H) (“Arco” or the “Company”) and Cannex Capital Group Inc. (“Cannex”) are pleased to announce that Cannex has completed its previously announced subscription receipt offering, pursuant to which it has issued and sold 48,219,872 subscription receipts of Cannex (“Subscription Receipts”) at a subscription price of $1.00 per Subscription Receipt for gross proceeds of $48,219,872 (the “Offering”). The Offering was completed on a private placement basis through a syndicate of agents led by Beacon Securities Limited, as lead agent and sole bookrunner (“Beacon”), Mackie Research Capital Corporation and Echelon Wealth Partners Inc. (collectively, the “Agents”).

Anthony Dutton, CEO of Cannex commented: “The financing was originally planned for gross proceeds of up to $25 million. Due to overwhelming demand, we nearly doubled the initial size of the financing and closed on approximately $48.2 million. We have put together a platform to provide a range of opportunities for licensed cannabis cultivators, processors and dispensaries throughout the United States and Canada, including providing turn-key real estate with operational infrastructure as well as long-term advisory and consulting services. We look forward to closing our initial acquisition and implementing our business plan.”

Each Subscription Receipt purchased in the Offering entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date (the “Conversion Date”) that the escrow release conditions have been satisfied or waived: (i) one common share (“Common Share”) of Cannex, and (ii) one-half of one common share purchase warrant of Cannex (each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share of Cannex (a “Warrant Share”) at a price of $1.50 per Warrant Share at any time during the period commencing on the Escrow Release Time (as defined in the Subscription Receipt Agreement) and ending on the date which is 24 months from the Escrow Release Time. As contemplated in the definitive amalgamation agreement with Arco (see “Definitive Agreements” below for additional details), the Common Shares, Warrants and Warrant Shares will be converted into equivalent common shares, warrants and warrant shares of the Resulting Issuer (as defined below) upon completion of the Transaction.

The Warrants may be accelerated by Arco, as the resulting issuer (the “Resulting Issuer”), at its sole option, at any time in the event that the volume-weighted average closing price of the common shares of the Resulting Issuer on the Canadian Securities Exchange (“CSE”), or such other exchange on which the common shares of the Resulting Issuer may primarily trade from time to time, is greater than or equal to $2.25 for a period of 20 consecutive trading days.

The total gross proceeds of the Offering (excluding sales to “President’s List” purchasers), less certain expenses of the Agents and 50% of the cash commission payable to the Agents in connection with the Offering, have been deposited in escrow (the “Escrowed Proceeds”) with the subscription receipt agent for the Subscription Receipts (the “Subscription Receipt Agent”) pending notice being given by Cannex, Arco, and Beacon to the Subscription Receipt Agent that the Escrow Release Conditions (as defined in the Subscription Receipt Agreement) have been satisfied. Cannex and Arco expect to satisfy all Escrow Release Conditions prior to March 21, 2018.

If the Escrow Release Conditions are not satisfied prior to March 21, 2018, or if Cannex announces to the public by news release that it does not intend to satisfy the Escrow Release Conditions (each a “Termination Event”), then: (i) the Subscription Receipt Agent shall return the Escrowed Proceeds to the holders of the Subscription Receipts in an amount equal to the aggregate subscription price for the Subscription Receipts held by such holder, together with a pro rata portion of the interest earned on the Escrowed Proceeds, and (ii) the Subscription Receipts shall be cancelled with no further force or effect.

Upon conversion of the Subscription Receipts, the underlying securities will not be subject to a Canadian hold period.

CSE Conditional Approval

Arco is pleased to announce that it has received conditional approval from the CSE to list the Resulting Issuer’s common shares on the CSE. Final approval of the listing on the CSE is subject to the Resulting Issuer satisfying certain customary conditions required by the CSE. Arco and Cannex expect to be able to satisfy all conditions by mid-March, 2018 and will provide an update once the CSE has issued a bulletin confirming the date on which trading on the CSE will commence. Following completion of all listing requirements, Arco’s common shares will be voluntarily delisted from NEX and will begin trading on the CSE under the symbol “CNNX”. In addition, Arco will change its name from “Arco Resources Corp.” to “Cannex Capital Holdings Inc.”

Definitive Agreements

Cannex entered into a definitive contribution agreement dated effective December 7, 2017 (the “Contribution Agreement”) among Cannex, BrightLeaf Development LLC (“BLD”) and certain affiliates of BLD. Under the Contribution Agreement, the acquisition of BLD (the “BLD Acquisition”) will be satisfied by way of cash consideration to BLD, concurrent with the use of such consideration to satisfy certain debts of BLD, and the redemption of other members of BLD. Aggregate required consideration for the BLD Acquisition is US$36,000,000, subject to reduction for certain debts remaining with BLD (the “Consideration”). The Consideration will be satisfied with a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest bearing convertible vendor notes (the “Vendor Notes”). The Vendor Notes shall bear interest at 12% per annum to be paid monthly and shall include an exclusive Vendor’s option to convert all of the outstanding balance of the Vendor Notes, or a portion thereof, into Class A restricted convertible voting shares of the Resulting Issuer (“Class A Shares”) at a deemed price of $1.00 per Class A Share. BLD is a Washington State limited liability company that holds real estate assets, property leases, brands, intellectual property and material supply agreements with Northwest Cannabis Solutions, Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor.

Cannex, Arco, and a wholly-owned subsidiary of Arco (“Arco Subco”), entered into a definitive amalgamation agreement dated effective December 7, 2017 (the “Amalgamation Amalgamation”). Pursuant to the terms of the Amalgamation Agreement, Cannex and Arco Subco will amalgamate by way of a three-cornered amalgamation and the issued and outstanding securities of Cannex will be exchanged for securities of Arco (as the Resulting Issuer). As a result of the amalgamation, Cannex will become a wholly-owned subsidiary of Arco (as the Resulting Issuer).

For further background on the BLD Acquisition and the amalgamation, see the joint news release of Arco and Cannex dated October 10, 2017, a copy of which is available under Arco’s SEDAR profile at www.sedar.com.

The closing of the transactions contemplated herein (collectively, the “Transaction”) are subject to, among other things, regulatory approval, including from the NEX board of the TSX Venture Exchange (“NEX”) and the CSE.

Further Information

The Common Shares of Arco are currently halted from trading pending completion of the Transaction.

Further details about the Transaction and the Resulting Issuer will be provided in a CSE listing statement prepared and filed by Arco in respect of the Transaction.

Investors are cautioned that, except as disclosed in the listing statement (or other disclosure document prepared by Arco) in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

About Cannex Capital Group Inc.

Cannex is a private Canadian company based in Vancouver, British Columbia and was incorporated under the Business Corporations Act (British Columbia). Pursuant to the terms of the Contribution Agreement, Cannex will acquire 36,000,000 Units of BLD, a limited liability company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Northwest Cannabis Solutions LLC, Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor. The 36,000,000 Units of BLD will represent 100% of the membership interests in BLD concurrently with the redemption of Units of other members of BLD. Cannex is currently undertaking an expansion initiative to support the acquisition and development of additional assets, in Canada and internationally, that is expected to serve and support the growing legal medical and recreational cannabis market. Cannex is also exploring several international opportunities in countries that have legal and strongly regulated medical and recreational cannabis sectors.

Cannex was founded in 2017 and is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex intends to facilitate growth through cash flow from operations, strategic acquisitions and partnerships and by leveraging the expertise of its experienced operational team. Cannex will focus on providing a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and/or dispensaries domestically and internationally, including providing turn-key real estate with operational infrastructure as well as long term advisory and consulting services.

For further information please contact:

Cannex Capital Group Inc.
Anthony Dutton, CEO
Suite 283 – 1755 Robson Street
Vancouver, BC V6G 3B7
adutton@cannexcapital.com
604-649-7787

Arco Resources Corp.
D. Barry Lee, Director
1241 Alberni Street
Vancouver, BC V6E 4R4
dblee@firstmg.com
604-689-8336 x 101

Neither the NEX or the CSE in any way passed upon the merits of the Transaction or the listing of the common shares of the Resulting Issuer (the “Resulting Issuer Shares”), and has neither approved nor disapproved the contents of this news release. Approval of the CSE for the listing of the Resulting Issuer Shares will be subject to, among other things, the Resulting Issuer satisfying the listing requirements of the CSE. There can be no assurance that the approval of the CSE regarding the listing of the Resulting Issuer Shares will be obtained.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

All information contained in this news release with respect to Arco and Cannex was supplied by the parties, respectively, for inclusion herein, and each parties’ directors and officers have relied on the other party for any information concerning such party.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Arco’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements including statements related to the closing of the Transaction, expected terms and conditions of the Transaction, future developments and the business and operations of the Resulting Issuer, the completion, terms and size of the Offering and use of proceeds of the Offering and listing on the CSE.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, the ability to find suitable subscribers for the Offering and the parties’ ability to satisfy various closing conditions of the Transaction, including the closing of the BLD Acquisition and the amalgamation, and receipt of all regulatory and applicable shareholder approvals.

Cannex and Arco caution that the foregoing list of material factors is not exhaustive. When relying on the parties’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The parties have assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents the expectations of the parties as of the date of this news release and, accordingly, are subject to change after such date. The parties do not undertake to update this information at any particular time except as required in accordance with applicable laws.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Arco and Cannex disclaim any intention or obligation to update or revise such information, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release